Sumitomo Corporation

RECEIVED

2007 FEB 27 A 8:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

February 22, 2007

07021352

SUPPL

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED

MAR 0 2 2007

THOMSON FINANCIAL

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated February 22, 2007 referring to "Personnel Changes in Board Members, Executive Officers and Corporate Officers" [English translation].

2. Press Release dated February 22, 2007 referring to "Reorganization of Business Units for the New Growing Stage" [English translation].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation
(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

RECEIVED

2007 FEB 27 A 8:4

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 22, 2007

Sumitomo Corporation

To whom it may concern,

Re : Personnel Changes in Board Members, Executive Officers and Corporate Officers

The personnel changes in Board Members, Executive Officers, Corporate Officers and the others from this April, have been resolved, at the ordinary meeting of the Board of Directors held today, as attached.

The personnel changes to be proposed at the Ordinary General Meeting of Shareholders scheduled for this coming June, will be resolved at a later date.

I . The personnel changes in Executive Officers (including Board Members)

1) Retirement from Executive Officers (As of March 31) : 2 persons

2) Newly Appointed Executive Officers (As of April 1) : 7 persons

3) Reappointment of Executive Officers (As of April 1) : 32 persons

4) Promotion in Executive Officers (As of April 1) : 8 persons

5) The Other Personnel Changes of Executive Officers (As of April 1)

II . The personnel changes in Corporate Officers

1) Newly Appointed Corporate Officers (As of April 1) : 15 persons

2) The Other Personnel Changes of Corporate Officers (As of April 1)

III. The personnel changes of the employees along with the above personnel changes in Board Members, Executive Officers and Corporate Officers (As of April 1)

IV. Organizational Change (As of April 1)

Reference materials:

I . Executive Officers (As of April 1) : 39 persons

(Contact : Mitsuru Iba, General Manager,
Corporate Communications Department, 03-5166-3089)

I. The personnel changes in Executive Officers (including Board Members)

1) Retirement from Executive Officers (As of March 31)

Name	As of April 1	Current
Shuji Hirose	Representative Director, Assistant to President and CEO	Representative Director, Executive Vice President, General Manager, Machinery & Electric Business Unit
Hisahiko Arai	Representative Director, Assistant to President and CEO	Representative Director, Senior Managing Executive Officer, General Manager, Materials & Real Estate Business Unit

2) Newly Appointed Executive Officers (As of April 1)

Name	As of April 1	Current
Takafumi Sone	Executive Officer, General Manager, Telecommunication, Environment & Industrial Infrastructure Business Division	Corporate Officer, General Manager, Infrastructure Business Division
Makoto Nakamura	Executive Officer, Assistant General Manager, Financial Resources Management Group, General Manager, Finance Dept.	Corporate Officer, General Manager, Finance Dept.
Naoki Hidaka	Executive Officer, General Manager, Metal Products for Automotive Industries Division, Sumisho Steel Corporation	Corporate Officer, General Manager, Metal Products for Automotive Industries Division, Sumisho Steel Corporation
Shigeru Ohashi	Executive Officer, General Manager, Lifestyle & Retail Business Division	Corporate Officer, General Manager, Lifestyle & Retail Business Division

Name	As of April 1	Current
Yasuo Kumagai	Executive Officer, General Manager, Materials & Supplies Division	Corporate Officer, General Manager, Materials & Supplies Division
Masayuki Doi	Executive Officer, Assistant General Manager for Southeast & Southwest Asia, President of PT. Sumitomo Indonesia, General Manager, Surabaya Office, Executive Supervisor, Jakarta Project Coordination Office	Corporate Officer, Assistant General Manager for Southeast & Southwest Asia, President of PT. Sumitomo Indonesia, General Manager, Surabaya Office, Executive Supervisor, Jakarta Project Coordination Office
Toru Furihata	Executive Officer, General Manager, Mineral Resources Division No.2	Corporate Officer, General Manager, Mineral Resources Division No.2

3) Reappointment of Executive Officers (As of April 1)

All Executive Officers, except for the 2 persons who will retire from Executive Officers on March 31, will be reappointed Executive Officers.

4) Promotion in Executive Officers (As of April 1)

Name	As of April 1	Current
Susumu Kato	Executive Vice President, General Manager for the Americas, Director & President of Sumitomo Corporation of America	Senior Managing Executive Officer, General Manager for the Americas, Director & President of Sumitomo Corporation of America
Makoto Shibahara	Representative Director, Senior Managing Executive Officer, General Manager, Financial & Logistics Business Unit	Representative Director, Managing Executive Officer, General Manager, Financial & Logistics Business Unit

Name	As of April 1	Current
Shuichi Mori	Senior Managing Executive Officer, General Manager for Europe, CEO of Sumitomo Corporation Europe Group, Director & President of Sumitomo Corporation Europe Holding Limited, Chairman, President & Director of Sumitomo Corporation Europe Plc	Managing Executive Officer, General Manager for Europe, CEO of Sumitomo Corporation Europe Group, Director & President of Sumitomo Corporation Europe Holding Limited, Chairman, President & Director of Sumitomo Corporation Europe Plc
Kazuo Ohmori	Representative Director, Senior Managing Executive Officer, General Manager, Transportation & Construction Systems Business Unit	Representative Director, Managing Executive Officer, General Manager, Transportation & Construction Systems Business Unit
Takahiro Moriyama	Managing Executive Officer, General Manager, Infrastructure Business Unit	Executive Officer, Assistant General Manager, Machinery & Electric Business Unit, General Manager, Power & Energy Project Division
Ichiro Miura	Managing Executive Officer, General Manager, Human Resources Development & Information Management Group	Executive Officer, General Manager, Human Resources Development & Information Management Group
Takashi Kano	Managing Executive Officer, General Manager, General Products & Real Estate Business Unit	Executive Officer, Assistant General Manager, Materials & Real Estate Business Unit
Kuniharu Nakamura	Managing Executive Officer, General Manager, Corporate Planning & Coordination Dept.	Executive Officer, General Manager, Corporate Planning & Coordination Dept.

5) The Other Personnel Changes of Executive Officers (As of April 1)

Name	As of April 1	Current
Yoshi Morimoto	Representative Director, Managing Executive Officer, General Manager, Kansai Regional Business Unit	Representative Director, Managing Executive Officer, General Manager, Consumer Goods & Service Business Unit
Shingo Yoshii	Representative Director, Managing Executive Officer, General Manager, Media, Network & Lifestyle Retail Business Unit	Representative Director, Managing Executive Officer, General Manager, Media, Electronics & Network Business Unit, General Manager, Media Division
Kentaro Ishimoto	Managing Executive Officer, Assistant General Manager, General Products & Real Estate Business Unit, General Manager, Food Business Division	Managing Executive Officer, Assistant General Manager, Consumer Goods & Service Business Unit, General Manager, Food Business Division
Shunichi Arai	Managing Executive Officer, Assistant General Manager, Metal Products Business Unit, General Manager, Planning & Administration Dept., Metal Products Business Unit	Managing Executive Officer, General Manager, Kansai Regional Business Unit
Yoshio Osawa	Executive Officer, General Manager, Media Division	Executive Officer, General Manager, Network Division
Yoshiyuki Matsuoka	Representative Director, Executive Officer, General Manager, Chemical & Electronics Business Unit	Representative Director, Executive Officer, General Manager, Chemical Business Unit

II. The personnel changes in Corporate Officers

1) Newly Appointed Corporate Officers (As of April 1)

Name	As of April 1	Current
Masanori Banno	Corporate Officer, Assistant to General Manager, Human Resources Development & Information Management Group, President of Sumitomo Shoji Research Institute, Inc.	Assistant to General Manager, Human Resources Development & Information Management Group, President of Sumitomo Shoji Research Institute, Inc.
Toshio Yoshimoto	Corporate Officer, President of Sumitomo Corporation Kyushu Co., Ltd., General Manager, Kyushu Okinawa Regional Business Unit	President of Sumitomo Corporation Kyushu Co., Ltd., General Manager, Kyushu Okinawa Regional Business Unit
Teruo Shuto	Corporate Officer, President of Sumitomo Corporation Tohoku Co., Ltd., General Manager, Tohoku Office	President of Sumitomo Corporation Tohoku Co., Ltd., General Manager, Tohoku Office
Masahiro Nakanishi	Corporate Officer, Deputy General Manager, Metal Products for Automotive Industries Division, Sumisho Steel Corporation	Deputy General Manager, Metal Products for Automotive Industries Division, Sumisho Steel Corporation
Yutaka Iwasaki	Corporate Officer, Assistant to General Manager, Automotive Division, No.1, Sumisho Auto Leasing Corporation	General Manager, Planning & Administration Dept., Transportation & Construction Systems Business Unit
Masayuki Tsubota	Corporate Officer, General Manager, Planning & Administration Dept., General Products & Real Estate Business Unit	General Manager, Planning & Administration Dept., Materials & Real Estate Business Unit

Name	As of April 1	Current
Nobuhiko Yuki	Corporate Officer, General Manager, Life Science Division	Deputy General Manager, Life Science Division, President of Summit Agro International Ltd.
Tadashi Kobayashi	Corporate Officer, General Manager, Energy Division	Assistant General Manager, Energy Division, General Manager, Petroleum Products Dept.
Kiyoshi Ogawa	Corporate Officer, General Manager, Legal Dept.	General Manager, Legal Dept.
Hiroaki Mizobuchi	Corporate Officer, Deputy General Manager, Telecommunication, Environment & Industrial Infrastructure Business Division, General Manager, Power Energy Solution Business Dept., President of Summit Energy Holdings Corporation	General Manager, Domestic Power Business Dept., Assistant to General Manager, Power & Energy Project Division, President of Summit Energy Holdings Corporation
Yoshihiro Fujiura	Corporate Officer, General Manager, Ship, Aerospace & Transportation Systems Division	General Manager, Machinery Power and Electronics Group in Sumitomo Corporation of America
Akira Satake	Corporate Officer, Assistant General Manager for Europe, General Manager, European Corporate Management Unit in Sumitomo Corporation Europe Group, Sumitomo Corporation Europe Plc	General Manager, European Corporate Management Unit in Sumitomo Corporation Europe Group, Sumitomo Corporation Europe Plc
Masao Sekiuchi	Corporate Officer, Deputy General Manager, Iron & Steel Division,No.3, General Manager, Stainless Steel Products Dept., Sumisho Steel Corporation	General Manager, Stainless Steel, Wire Rod & Special Steel Dept., Assistant to General Manager, Iron & Steel Division,No.3, Sumisho Steel Corporation

Name	As of April 1	Current
Masato Sugimori	Corporate Officer, General Manager, Planning & Administration Dept., Infrastructure Business Unit	General Manager, Planning & Administration Dept., Machinery & Electric Business Unit
Hiroyuki Takai	Corporate Officer, Deputy General Manager, Financial Service Division, General Manager, Asset Management Dept.	General Manager, Commodity Business Dept.

2) The Other Personnel Changes in Corporate Officers (As of April 1)

Name	As of April 1	Current
Takayuki Kameoka	Corporate Officer, Assistant to General Manager, Non-Ferrous Products & Metals Division, Chairman of Summit Showa Aluminum Ltd.	Corporate Officer, General Manager, Planning & Administration Dept., Metal Products Business Unit
Yoshihiko Shimizu	Corporate Officer, Assistant to General Manager, Ship, Aerospace & Transportation Systems Division, Oshima Shipbuilding Co., Ltd.	Corporate Officer, General Manager, Ship, Aerospace & Transportation Systems Division
Minoru Uemura	Corporate Officer, Assistant to General Manager, Mineral Resources & Energy Business Unit	Corporate Officer, General Manager, Energy Division
Takahiro Yoshikawa	Corporate Officer, General Manager, Planning & Administration Dept., Chemical & Electronics Business Unit	Corporate Officer, General Manager, Life Science Division

Name	As of April 1	Current
Takeshi Sato	Corporate Officer, General Manager, Planning & Administration Dept., Transportation & Construction Systems Business Unit	Corporate Officer, General Manager, Planning & Administration Dept., Consumer Goods & Service Business Unit
Ryoji Araki	Corporate Officer, Assistant to General Manager, General Products & Real Estate Business Unit	Corporate Officer, Living Related Business Group in Sumitomo Corporation of America, TBC Corporation, Chairman & CEO of Treadways Corporation
Masatoshi Hayashi	Corporate Officer, General Manager, Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit	Corporate Officer, General Manager, Planning & Administration Dept., Media, Electronics & Network Business Unit
Shinya Matsuzawa	Corporate Officer, Assistant to General Manager, Chemical & Electronics Business Unit, Sumitomo Shoji Chemicals Co., Ltd.	Corporate Officer, General Manager, Planning & Administration Dept., Chemical Business Unit
Kohei Hirao	Corporate Officer, General Manager, Power & Social Infrastructure Business Division	Corporate Officer, Deputy General Manager, Power & Energy Project Division, General Manager, Power & Plant EPC Dept. No.2
Akira Tsuyuguchi	Corporate Officer, General Manager, Network Division	Corporate Officer, Assistant to General Manager, Network Division, Sumisho Computer Systems Corporation

Ⅲ. The personnel changes of the employees along with the personnel changes in Board Members, Executive Officers and Corporate Officers (As of April 1)

Name	As of April 1	Current
Shigeki Aketa	General Manager, Speciality Steel & Wire Rod Dept., Sumisho Steel Corporation	General Manager, Kaohsiung Branch Office
Masato Ishida	General Manager, Construction Equipment Dept.No.3	Assistant to General Manager, Construction & Mining Systems Division, President of Komatsu Canada, Ltd.
Junichi Yano	General Manager, Power & Plant EPC Dept.No.2	Deputy General Manager, Power & Plant EPC Dept.No.2
Yoshiaki Nakamura	General Manager, Petroleum Overseas Trading Dept., General Manager, Petroleum Products Dept.	General Manager, Petroleum Overseas Trading Dept.
Koichi Iwanaga	General Manager, Commodity Business Dept.	Assistant to General Manager, Commodity Business Dept.
Yoshimitsu Jingu	General Manager, Kaohsiung Branch Office	Assistant to General Manager, Steel Business Planning & Investment Dept.No.2, Assistant to General Manager, Steel Business Planning & Investment Dept.No.3, Assistant to General Manager, Metal Products for Automotive Industries Business Planning & Investment Dept., Sumisho Steel Corporation
Yutaka Sekine	General Manager, Machinery Power and Electronics Group in Sumitomo Corporation of America	General Manager, Construction Equipment Dept.No.3



IV. Organizational Change (As of April 1)

(Current)
(As of April 1)
Metal Products Business Unit
Metal Products Business Unit
Iron & Steel Division,No.3
Iron & Steel Division,No.3
Stainless Steel, Wire Rod & Special Steel Dept.
Stainless Steel Products Dept.
Speciality Steel & Wire Rod Dept.
Transportation & Construction Systems Business Unit
Transportation & Construction Systems Business Unit
Machinery & Electric Business Unit
Infrastructure Business Unit
Planning & Administration Dept., Machinery & Electric Business Unit
Planning & Administration Dept., Infrastructure Business Unit
Infrastructure Business Division
Telecommunication, Environment & Industrial Infrastructure Business Division
Power Energy Solution Business Dept.
Power & Energy Project Business Division
Power & Social Infrastructure Business Division
Domestic Power Business Dept.
Media, Electronics & Network Business Unit
Media, Network & Lifestyle Retail Buisness Unit
Planning & Administration Dept., Media, Electronics & Network Business Unit
Planning & Administration Dept., Media, Network & Lifestyle Retail Business Unit
Media Division
Media Division
Network Division
Network Division
Electronics Division
Lifesyle & Retail Business Division
Chemical Business Unit
Chemical & Electronics Business Unit
Planning & Administration Dept., Chemical Business Unit
Planning & Administration Dept., Chemical & Electronics Business Unit
Basic & Performance Chemicals Division
Basic & Performance Chemicals Division
Life Science Division
Electronics Division
Life Science Division
Mineral Resources & Energy Business Unit
Mineral Resources & Energy Business Unit
Consumer Goods & Service Business Unit
Planning & Administration Dept., Consumer Goods & Service Business Unit
Food Business Division
Lifesyle & Retail Business Division
Materials & Real Estate Business Unit
Gneneral Products & Real Estate Business Unit
Planning & Administration Dept., Materials & Real Estate Business Unit
Planning & Administration Dept., Gneneral Products & Real Estate Business Unit
Materials & Supplies Division
Food Business Division
Construction & Real Estate Division
Materials & Supplies Division
Construction & Real Estate Division
Financial & Logistics Business Unit
Financial & Logistics Business Unit
Financial Service Division
Financial Service Division
Financial Business Dept.
Financial Business Dept.
Asset Management Dept.
Commodity Business Dept.
Commodity Business Dept.

<Reference materials>

I. Executive Officers (As of April 1) : 39 persons

<○ : Representative Director>

Position	Name		
President & CEO	Motoyuki Oka		○
Executive Vice President	Kenzo Okubo	General Manager, Metal Products Business Unit	○
	Noriaki Shimazaki	Responsible for Human Resources Development & Information Management Group, Responsible for Financial Resources Management Group	○
	Nobuhide Nakaido	General Manager, Corporate Planning & Coordination Office	○
	Susumu Kato	General Manager for the Americas, Director & President of Sumitomo Corporation of America	
Senior Managing Executive Officer	Michio Ogimura	General Manager for Southeast & Southwest Asia	
	Michihisa Shinagawa	General Manager, Mineral Resources & Energy Business Unit	○
	Iwao Okamoto	Assistant General Manager, Corporate Planning & Coordination Office	
	Makoto Shibahara	General Manager, Financial & Logistics Business Unit	○
	Shuichi Mori	General Manager for Europe, CEO of Sumitomo Corporation Europe Group, Director & President of Sumitomo Corporation Europe Holding Limited, Chairman, President & Director of Sumitomo Corporation Europe Plc	
	Kazuo Ohmori	General Manager, Transportation & Construction Systems Business Unit	○

Position	Name		
Managing Executive Officer	Yoshi Morimoto	General Manager, Kansai Regional Business Unit	○
	Shingo Yoshii	General Manager, Media, Network & Lifestyle Retail Business Unit	○
	Kentaro Ishimoto	Assistant General Manager, General Products & Real Estate Business Unit, General Manager, Food Business Division	
	Shunichi Arai	Assistant General Manager, Metal Products Business Unit, General Manager, Planning & Administration Dept., Metal Products Business Unit	
	Nobuo Kitagawa	General Manager for China, CEO of Sumitomo Corporation China Group, General Manager, Beijing Office, President of Sumitomo Corporation (China) Holding Ltd., President of Sumitomo Corporation (China) Ltd.	
	Yoshihiko Shimazu	General Manager for CIS, Assistant General Manager for Europe, General Manager, Moscow Office	
	Kenji Kajiwara	General Manager, Chubu Regional Business Unit	
	Makoto Sato	Assistant General Manager, Transportation & Construction Systems Business Unit, General Manager, Automotive Division No.1	
	Toyosaku Hamada	General Manager, Financial Resources Management Group	

Position	Name		
	Takahiro Moriyama	General Manager, Infrastructure Business Unit	
	Ichiro Miura	General Manager, Human Resources Development & Information Management Group	
	Takashi Kano	General Manager, General Products & Real Estate Business Unit	
	Kuniharu Nakamura	General Manager, Corporate Planning & Coordination Dept.	
Executive Officer	Shinichi Sasaki	Deputy General Manager for China, Sumitomo Corporation China Group CEO Officer, General Manager, China Metal Products Business Unit, and Corporate Group of East China in Sumitomo Corporation China Group, President of Sumitomo Corporation (Shanghai) Ltd. General Manager, Nanjing Office	
	Takuro Kawahara	Responsible for Internal Auditing Dept., Assistant General Manager, Corporate Planning & Coordination Office <in charge of Legal Affairs>	
	Yoshio Osawa	General Manager, Media Division	
	Yoshiyuki Matsuoka	General Manager, Chemical & Electronics Business Unit	○
	Mitsuhiko Yamada	General Manager, Mineral Resources Division No.1	
	Kazuhisa Togashi	General Manager, Iron & Steel Division,No.2, President of Sumisho Steel Corporation	
	Kazuhiro Takeuchi	General Manager, Financial Service Division	
	Shinichi Ishida	General Manager, Construction & Mining Systems Division	

Position	Name		
	Takafumi Sone	General Manager, Telecommunication, Environment & Industrial Infrastructure Business Division	
	Makoto Nakamura	Assistant General Manager, Financial Resources Management Group, General Manager, Finance Dept.	
	Naoki Hidaka	General Manager, Metal Products for Automotive Industries Division, Sumisho Steel Corporation	
	Shigeru Ohashi	General Manager, Lifestyle & Retail Business Division	
	Yasuo Kumagai	General Manager, Materials & Supplies Division	
	Masayuki Doi	Assistant General Manager for Southeast & Southwest Asia, President of PT. Sumitomo Indonesia, General Manager, Surabaya Office, Executive Supervisor, Jakarta Project Coordination Office	
	Toru Furihata	General Manager, Mineral Resources Division No.2	

【This is an English translation of the Japanese original】

February 22, 2007

To Whom It May Concern:

Company: Sumitomo Corporation
Representative Person: Motoyuki Oka, President and CEO
(Stock Code: 8053, 1st Section of the Tokyo Stock Exchange)
Contact: Mitsuru Iba,
Corporate Communications Dept.
(TEL: +81 3 5166 3089)

Reorganization of Business Units for the New Growing Stage

Sumitomo Corporation ("SC") has focused on both expanding our earnings base and enhancing our corporate strength with the nine business units we formed in April 2001. While promoting the autonomous management style of each business unit and having the corporate group focus on its core functions, we will reengineer our business units in order to further expand our earnings base and strengthen services & functions we offer to our customers. The new organization will be reformed to eight business units and will take effect on April 1st, 2007.

The details of the reform are as follows.

1. Media, Network & Lifestyle Retail Business Unit

Leveraging our strength in the media and information technology business, SC will focus on offering new values and lifestyles to consumers with the newly established "Media, Network & Lifestyle Retail Business Unit". This business unit consists of three divisions: Media Division which provides both infrastructure and content services in the media business, Network Division which promotes business related to telecommunication, internet and information technology, and Lifestyle & Retail Business Division which focuses on promoting consumer related business such as supermarket, apparel and brand business including operating retail outlets.

Ahead of this reform, we have established "Web Business Planning Department" which promotes fusion between retail business and media/IT related business. By exploiting and adapting to the rapid spread of B2C e-commerce and web marketing, SC will expand its direct marketing/retail business such as TV shopping and web commerce, in order to expand the total earnings base of our retail business.

2. Chemical & Electronics Business Unit

We have expanded business in the electronics business field by two approaches: one from providing value added services in the electronic component field and the other from supplying materials to electronic component manufacturers. In order to enhance these services to our customer, SC will consolidate business in the electronics field, such as one-stop material supply, contract manufacturing and development of new materials, and form "Chemical & Electronics Business Unit".

This business unit consists of three divisions: Electronics Division which provides EMS (electronics manufacturing services) and electronic materials business, and the two divisions of the current Chemical Business Unit, Basic & Performance Chemicals Division and Life Science Division. We aim to further improve customer service and allocate our resources effectively in the electronics business value chain, by covering it from the materials supply side up to providing manufacturing services.

3. General Products & Real Estate Business Unit

To expand and strengthen business related to people's daily life, we will consolidate business in the areas of general products, foods and real estate, and form "General Products & Real Estate Business Unit".

This business unit consists of three divisions: Food Business Division which produces and distributes foods and related products, Materials & Supplies Division which focuses on cement, lumber, pulp & paper, and tire business, and Construction & Real Estate Division which promotes restate business. We aim to solidify and enhance business in each value chain, such as foods, tire and/or real estate, by utilizing our top class operations in each business field.

4. Rename of Machinery & Electric Business Unit

The current Machinery & Electric Business Unit has expanded business in fields such as electric power, water, environment and telecommunication. To further strengthen and broaden business in these infrastructure fields, we will rename the business unit to "Infrastructure Business Unit". At the same time, the two divisions of the business unit will be reformed as "Telecommunication, Environment & Industrial Infrastructure Business Division" and "Power & Social Infrastructure Business Division".

Reorganization of Business units (effective from April 1st, 2007)

February 22, 2007
Sumitomo Corporation


(CURRENT)
Metal Products Business Unit
Transportation & Construction Systems Business Unit
Machinery & Electric Business Unit
Infrastructure Business Division
Power & Energy Project Division
Media, Electronics & Network Business Unit
Media Division
Network Division
Electronics Division
Chemical Business Unit
Basic & Performance Chemicals Division
Life Science Division
Mineral Resources & Energy Business Unit
Consumer Goods & Service Business Unit
Food Business Division
Lifestyle & Retail Business Division
Materials & Real Estate Business Unit
Materials & Supplies Division
Construction & Real Estate Division
Financial & Logistics Business Unit
(NEW)
Metal Products Business Unit
Transportation & Construction Systems Business Unit
Infrastructure Business Unit
Telecommunication, Environment & Industrial Infrastructure Business Division
Power & Social Infrastructure Business Division
Media, Network & Lifestyle Retail Business Unit
Media Division
Network Division
Lifestyle & Retail Business Division
Chemical & Electronics Business Unit
Basic & Performance Chemicals Division
Electronics Division
Life Science Division
Mineral Resources & Energy Business Unit
General Products & Real Estate Business Unit
Food Business Division
Materials & Supplies Division
Construction & Real Estate Division
Financial & Logistics Business Unit

END